UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                 JMC GROUP, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   466218 10 4
                                 (CUSIP Number)

                               Mr. Thomas W. Smith
                               323 Railroad Avenue
                               Greenwich, CT 06830
                                 (203) 661-1200
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 20, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  466218 10 4

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Thomas W. Smith
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [   ]
                                                                    (b) [ X ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

                   00 (Funds of Managed Accounts)
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                            [   ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------- ----------------------------------------------------------------------
                              7  SOLE VOTING POWER

                                 -0-
        NUMBER OF
                            ---- -----------------------------------------------
          SHARES              8  SHARED VOTING POWER

       BENEFICIALLY              -0-
                            ---- -----------------------------------------------
      OWNED BY EACH           9  SOLE DISPOSITIVE POWER

        REPORTING                -0-
                            ---- -----------------------------------------------
          PERSON             10  SHARED DISPOSITIVE POWER

           WITH                  -0-
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [   ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.00%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

            IN
------- ------------------------------------------------------------------------

CUSIP No.  466218 10 4

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Thomas N. Tryforos
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [   ]
                                                                    (b) [ X ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

                   00 (Funds of Managed Accounts)
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(e) OR 2(e)                                            [   ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------- ----------------------------------------------------------------------
                              7  SOLE VOTING POWER

                                 -0-
        NUMBER OF
                            ---- -----------------------------------------------
          SHARES              8  SHARED VOTING POWER

       BENEFICIALLY              -0-
                            ---- -----------------------------------------------
      OWNED BY EACH           9  SOLE DISPOSITIVE POWER

        REPORTING                -0-
                            ---- -----------------------------------------------
          PERSON             10  SHARED DISPOSITIVE POWER

           WITH                  -0-
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [   ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.00%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

            IN
------- ------------------------------------------------------------------------

             ITEMS 4, 5 AND 7 ARE HEREBY AMENDED AS SET FORTH BELOW.
             -------------------------------------------------------

ITEM 4.  PURPOSE OF TRANSACTION.

     [Item 4 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     As set forth in Item 5, each of Mr. Smith and Mr. Tryforos beneficially own no shares of Common Stock.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     [Item 5 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     (a) Each of Mr. Smith and Mr. Tryforos beneficially own no shares of Common Stock.

     (b) Not Applicable.

     (c) Since the date of the previous filing, the Reporting Persons sold an aggregate of 345,000 shares of Common Stock on behalf of the Managed Accounts in open market transactions on the over-the-counter market as follows:


                           Number of Shares
Date of Purchase                 Sold                    Price Per Share
----------------           ----------------              ---------------
3/20/1997                       345,000                      $1.0000


     (d) The Managed Accounts have the right to receive dividends from, and the proceeds from the sale of, the Managed Accounts' Shares.

     (e) Mr. Smith and Mr. Tryforos ceased to be beneficial owners of more than 5% of the outstanding shares of Common Stock on March 20, 1997.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     [Item 7 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     1. Agreement relating to the joint filing of Statement on Schedule 13D dated November 9, 1993 as required by Rule 13d-1(f).

     2. Agreement relating to the joint filing of Amendment No. 1 to the Statement on Schedule 13D dated December 23, 1993 as required by Rule 13d-1(f).

     3. Agreement relating to the joint filing of Amendment No. 2 to the Statement on Schedule 13D dated January 25, 1994 as required by Rule 13d-1(f).

     4. Agreement relating to the joint filing of Amendment No. 3 to the Statement on Schedule 13D dated March 10, 1997 as required by Rule 13d-1(f).

     5. Agreement relating to the joint filing of Amendment No. 4 to the Statement on Schedule 13D dated March 25, 1997 as required by Rule 13d-1(f).

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 1997

                                               /s/ Thomas W. Smith
                                             --------------------------
                                                   Thomas W. Smith


                                               /s/ Thomas N. Tryforos
                                             --------------------------
                                                   Thomas N. Tryforos

                                  EXHIBIT INDEX
                                  -------------

                                                                   Sequentially
Document                                                          Numbered Page
--------                                                          -------------

1.       Agreement relating to the joint                                      *
         filing of Statement on Schedule
         13D dated November 9, 1993 as
         required by Rule 13d-1(f).

2.       Agreement relating to the joint                                      *
         filing of Amendment No. 1 to
         the Statement on Schedule
         13D dated December 23, 1993 as
         required by Rule 13d-1(f).

3.       Agreement relating to the joint                                      *
         filing of Amendment No. 2 to
         the Statement on Schedule
         13D dated January 25, 1994 as
         required by Rule 13d-1(f).

4.       Agreement relating to the joint                                      *
         filing of Amendment No. 3 to
         the Statement on Schedule
         13D dated March 10, 1997 as
         required by Rule 13d-1(f).

5.       Agreement relating to the joint                                      8
         filing of Amendment No. 4 to
         the Statement on Schedule
         13D dated March 25, 1997 as
         required by Rule 13d-1(f).

------------------
* Previously filed

                                                                      EXHIBIT 5


                             JOINT FILING AGREEMENT
                             ----------------------

     The undersigned agree that the foregoing Statement on Schedule 13D, dated March 25, 1997 is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(f).

Dated: March 25, 1997

                                                      /s/ Thomas W. Smith
                                                   -------------------------
                                                          Thomas W. Smith


                                                     /s/ Thomas N. Tryforos
                                                   -------------------------
                                                         Thomas N. Tryforos